Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS THIRD QUARTER AND NINE MONTHS 2023 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, October 25, 2023 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2023.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 70.5% in Q3 23’ as the Company faced commercial idle days due to seasonal factors and technical off hire due to the scheduled drydocking of three product tankers.

•	67.2% of fleet calendar days equivalent to 565 days in Q3 23’ were dedicated to spot activity.

•	Net income of $12.1 million in Q3 23’ corresponding to a basic EPS of $0.56.

•	Revenues of $29.4 million in Q3 23’ generating an EBITDA of $13.9 million.

•	Cash and cash equivalents and time deposits of $125.9 million as of September 30, 2023 – approximately 3 times higher than our current market capitalization.

•

Gain on sale of the Aframax tanker Afrapearl II (ex. Stealth Berana) of $8.2 million and $0.6 million of related interest income in connection with $38.7 million of the selling price which is receivable by July 2024.

•	Net income of $64.7 million in 9M 23’ up by $48.9 million or 309% compared to the net income in 9M 22’. Basic EPS for the 9M 23’amounted to $3.59 which is approximately twice our current share price.

•	Under the share buyback program announced in September 2023, the Company has repurchased a 1,136,714 common shares for a total amount of approximately $1.9 million.

•	As a means to further enhance shareholders value, in October 2023, the Company repurchased 2.58 million outstanding warrants for $0.6 million.

Third Quarter 2023 Results:

~~◾~~

Revenues for the three months ended September 30, 2023 amounted to $29.4 million, a decrease of $13.2 million, or 31.0%, compared to revenues of $42.6 million for the three months ended September 30, 2022, primarily due to lower charter rates for the period, the sale of our aframax tanker, increased commercial idle days due to seasonal factors and lost revenue due to the scheduled drydocking of three of our product tankers.

~~◾~~

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2023 were $12.6 million and $6.1 million, respectively, compared to $18.4 million and $4.9 million, respectively, for the three months ended September 30, 2022. The $5.8 million decrease in voyage expenses is mainly due to the decrease of our bunker cost by approximately $13,400 per day, as a result of lower oil prices prevailing during the three month period ended September 30, 2023. The $1.2 million increase in vessels’ operating expenses was primarily due to the increase of our fleet by an average of one vessel.

◾

Drydocking costs for the three months ended September 30, 2023 and 2022 was $2.8 million and nil, respectively. This increase is due to the fact that during the three months ended September 30, 2023 three of our product tankers, namely the Magic Wand, the Clean Nirvana and the Clean Thrasher, underwent drydocking.

◾

General and administrative costs for the three months ended September 30, 2023 and 2022 were $1.3 million and $0.3 million, respectively. This increase is mainly attributed to a $0.6 million increase in stock-based compensation costs along with reporting costs related to our spin off project.

◾	Depreciation for the three months ended September 30, 2023 and 2022 was $3.5 million and $3.4 million, respectively. The change is attributable to the increase in the average number of our vessels.

◾	Gain on sale of vessel for the three months ended September 30, 2023 was $8.2 million, which was due to the sale of the Aframax tanker Afrapearl II (ex. Stealth Berana) to C3is Inc., a related party.

◾

Interest and finance costs for the three months ended September 30, 2023 and 2022 were nil and $0.3 million, respectively. There was no debt outstanding during the three months ended September 30, 2023.

◾

Interest income for the three months ended September 30, 2023 and 2022 was $1.7 million and $0.4 million, respectively. The increase is mainly attributed to a higher amount of funds placed under time deposit at improved rates as well as to the $0.6 million of accrued interest income – related party as of September 30, 2023 in connection with the $38.7 million of the selling price of the Aframax tanker Afrapearl II which is receivable by July 2024.

◾

As a result of the above, for the three months ended September 30, 2023, the Company reported net income of $12.1 million, compared to net income of $15.5 million for the three months ended September 30, 2022. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended September 30, 2023. The weighted average number of shares of common stock outstanding, basic, for the three months ended September 30, 2023 was 19.8 million. Earnings per share, basic, for the three months ended September 30, 2023, amounted to $0.56, compared to earnings per share, basic, of $1.18 for the three months ended September 30, 2022.

◾

Adjusted net income was $4.5 million corresponding to an Adjusted EPS, basic of $0.19 for the three months ended September 30, 2023 compared to an Adjusted net income of $15.5 million corresponding to an Adjusted EPS, basic, of $1.18 for the same period of last year.

◾

EBITDA for the three months ended September 30, 2023 amounted to $13.9 million, while Adjusted EBITDA for the three months ended September 30, 2023 amounted to $6.3 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

◾	An average of 9.1 vessels were owned by the Company during the three months ended September 30, 2023 compared to 8.1 vessels for the same period of 2022.

Nine Months 2023 Results:

~~◾~~

Revenues for the nine months ended September 30, 2023 amounted to $153.8 million, an increase of $94.7 million, or 160.2%, compared to revenues of $59.1 million for the nine months ended September 30, 2022, primarily due to the increased size of our fleet by an average of four vessels.

~~◾~~

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2023 were $48.7 million and $20.0 million, respectively, compared to $23.3 million and $10.0 million, respectively, for the nine months ended September 30, 2022. The $25.4 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 1,060 days (144.4%). The $10.0 million increase in vessels’ operating expenses was primarily due to the increase in the average number of vessels in our fleet by approximately four vessels.

~~◾~~

Drydocking costs for the nine months ended September 30, 2023 and 2022 were $4.1 million and nil, respectively. This increase is due to the fact that during the nine months ended September 30, 2023 three of our product tankers and one of our drybulk carriers underwent drydocking.

◾

General and administrative costs for the nine months ended September 30, 2023 and 2022 were $3.8 million and $0.8 million, respectively. This rise is mainly attributed to $1.7 million of stock-based compensation expense along with a rise in reporting costs related to our spin off project.

◾

Depreciation for the nine months ended September 30, 2023 was $12.1 million, a $3.8 million increase from $8.3 million for the same period of last year, due to the increase in the average number of our vessels.

◾

Impairment loss for the nine months ended September 30, 2023 stood at $9.0 million, and related to the spin-off of two of our drybulk carriers to C3is Inc. The decline of drybulk vessels’ fair values compared to the values prevailing when these vessels were acquired, resulted in the incurrence of impairment loss.

◾	Gain on sale of vessel for the nine months ended September 30, 2023 was $8.2 million, which was due to the sale of the Aframax tanker Afrapearl II (ex. Stealth Berana) to C3is Inc., a related party.

◾

Interest and finance costs for the nine months ended September 30, 2023 and 2022 were $1.8 million and $0.7 million, respectively. The $1.8 million of costs for the nine months ended September 30, 2023 relate mainly to $1.3 million of interest charges incurred up to the full repayment of all outstanding loans concluded in April 2023 along with the full amortization of $0.5 million of loan related charges following the repayment of the Company’s outstanding debt.

◾

Interest income for the nine months ended September 30, 2023 and 2022 was $3.8 million and $0.4 million, respectively. The increase is attributed to our time deposits during the period at favourable time deposit rates as well as to the $0.6 million of accrued interest income – related party as of September 30, 2023 in connection with the $38.7 million of the selling price of the Aframax tanker Afrapearl II which is receivable by July 2024.

◾

As a result of the above, the Company reported net income for the nine months ended September 30, 2023 of $64.7 million, compared to a net income of $15.8 million for the nine months ended September 30, 2022. The weighted average number of shares outstanding, basic, for the nine months ended September 30, 2023 was 16.9 million. Earnings per share, basic, for the nine months ended September 30, 2023 amounted to $3.59 compared to earnings per share, basic, of $1.61 for the nine months ended September 30, 2022.

◾

Adjusted Net Income was $67.2 million corresponding to an Adjusted EPS, basic of $3.74 for the nine months ended September 30, 2023 compared to adjusted net income of $15.8 million, corresponding to an Adjusted EPS, basic, of $1.61 for the same period of last year.

◾

EBITDA for the nine months ended September 30, 2023 amounted to $74.8 million while Adjusted EBITDA for the nine months ended September 30, 2023 amounted to $77.3 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

◾	An average of 10.3 vessels were owned by the Company during the nine months ended September 30, 2023 compared to 6.1 vessels for the same period of 2022.

◾

As of September 30, 2023, cash and cash equivalents and time deposits amounted to $125.9 million and total debt amounted to nil. During the nine months ended September 30, 2023 debt repayments amounted to $70.4 million.

Fleet Employment Table

As of October 25, 2023, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	47,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	$9,500	November 2023
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	$8,500	January 2024
Fleet Total			628,000 dwt

(1)	Earliest date charters could expire.

As previously announced, the Company has also entered into an agreement with affiliates of the Vafias family to acquire two tanker vessels, the aframax tanker Stealth Haralambos, built in 2009 and the product tanker Aquadisiac built in 2008, with an aggregate capacity of approximately 163,716 dwt. The aggregate purchase price for these acquisitions is $71 million. Both vessels will be delivered on a charter-free basis by the end of January 2024. The Company expects to finance the purchase price with cash-on-hand.

CEO Harry Vafias Commented

I am very pleased with our performance during the nine months of 2023. In this period, we managed to generate net income of $64.7 million and operating cash flows of $73.7 million—both results being well above our current market capitalization. I am also pleased by our Board’s strategic decision to commence a share buyback program of $10 million as this is a means to give value back to our shareholders. Under this program we have purchased to date about 1.1 million shares and in addition we have repurchased 2.58 million outstanding warrants, as we aspire that these recent moves together with our strong financial results and healthy balance sheet will soon be reflected in our share price.

Conference Call details:

On October 25, 2023 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://edge.media-server.com/mmc/p/tnu92b99

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of nine vessels in the water- five M.R. product tankers, two suezmax tankers and two handysize dry bulk carriers with a total capacity of 628,000 deadweight tons (dwt) and has entered into an agreement to acquire two additional tanker vessels- one aframax and one product tanker which will be delivered up until the end of January 2024. Following these deliveries, the Company will own a fleet with an aggregate capacity of 791,716 dwt. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of any lingering impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, performance of counterparty to our vessel sale agreement, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict on Israel and Gaza, the potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2022 and September 30, 2023.

FLEET DATA	Q3 2022	Q3 2023	9M 2022	9M 2023
Average number of vessels (1)	8.10	9.14	6.05	10.34
Period end number of owned vessels in fleet	9	9	9	9
Total calendar days for fleet (2)	745	841	1,651	2,822
Total voyage days for fleet (3)	745	745	1,648	2,692
Fleet utilization (4)	100.0%	88.6%	99.8%	95.4%
Total charter days for fleet (5)	231	180	914	898
Total spot market days for fleet (6)	514	565	734	1,794
Fleet operational utilization (7)	86.3%	70.5%	87.8%	77.0%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before impairment loss, net gain on sale of vessel and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation.

Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain on sale of vessel and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine Months Period Ended September 30th,
	2022	2023	2022	2023
Net Income – Adjusted Net Income
Net income	15,450,866	12,119,472	15,754,967	64,670,059
Less net gain on sale of vessel	—	(8,182,777)	—	(8,182,777)
Plus impairment loss	—	—	—	8,996,023
Plus share based compensation	—	591,259	—	1,682,448
Adjusted Net Income	15,450,866	4,527,954	15,754,967	67,165,753
Net income - EBITDA
Net income	15,450,866	12,119,472	15,754,967	64,670,059
Plus interest and finance costs	273,821	—	726,736	1,810,769
Less interest income	(401,894)	(1,697,999)	(446,034)	(3,829,145)
Plus depreciation	3,406,741	3,453,982	8,309,572	12,144,043
EBITDA	18,729,534	13,875,455	24,345,241	74,795,726
Net income - Adjusted EBITDA
Net income	15,450,866	12,119,472	15,754,967	64,670,059
Less net gain on sale of vessel	—	(8,182,777)	—	(8,182,777)
Plus impairment loss	—	—	—	8,996,023
Plus share based compensation	—	591,259	—	1,682,448
Plus interest and finance costs	273,821	—	726,736	1,810,769
Less interest income	(401,894)	(1,697,999)	(446,034)	(3,829,145)
Plus depreciation	3,406,741	3,453,982	8,309,572	12,144,043
Adjusted EBITDA	18,729,534	6,283,937	24,345,241	77,291,420
EPS - Adjusted EPS
Net income	15,450,866	12,119,472	15,754,967	64,670,059
Adjusted net income	15,450,866	4,527,954	15,754,967	67,165,753
Cumulative dividends on preferred shares	435,246	612,538	1,305,737	1,668,029
Weighted average number of shares, basic	12,683,602	19,754,613	7,164,641	16,928,482
EPS - Basic	1.18	0.56	1.61	3.59
Adjusted EPS	1.18	0.19	1.61	3.74

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended September 30,		Nine Month Periods Ended September 30,
	2022	2023	2022	2023
Revenues
Revenues	42,640,525	29,378,684	59,105,174	153,844,006
Expenses
Voyage expenses	17,856,046	12,206,039	22,577,358	46,806,284
Voyage expenses - related party	528,457	358,645	731,919	1,905,444
Vessels’ operating expenses	4,872,302	5,993,408	9,907,069	19,754,593
Vessels’ operating expenses - related party	58,000	74,750	95,500	229,083
Drydocking costs	—	2,778,264	—	4,096,574
Management fees - related party	307,135	370,480	648,760	1,242,120
General and administrative expenses	311,772	1,294,943	839,757	3,761,348
Depreciation	3,406,741	3,453,982	8,309,572	12,144,043
Impairment loss	—	—	—	8,996,023
Net gain on sale of vessel - related party	—	(8,182,777)	—	(8,182,777)

Total expenses	27,340,453	18,347,734	43,109,935	90,752,735

Income from operations	15,300,072	11,030,950	15,995,239	63,091,271

Other (expenses)/income
Interest and finance costs	(273,821)	—	(726,736)	(1,810,769)
Interest income	401,894	1,078,279	446,034	3,209,425
Interest income - related party	—	619,720	—	619,720
Dividend income from related party	—	191,667	—	212,500
Foreign exchange gain/(loss)	22,721	(801,144)	40,430	(652,088)

Other income/(expenses), net	150,794	1,088,522	(240,272)	1,578,788

Net Income	15,450,866	12,119,472	15,754,967	64,670,059

Earnings per share[1]
- Basic	1.18	0.56	1.61	3.59

- Diluted	1.18	0.19	1.61	3.05
Weighted average number of shares[1]
-Basic	12,683,602	19,754,613	7,164,641	16,928,482

-Diluted	12,683,602	26,506,177	7,164,641	20,181,126

[1]	Adjusted retroactively to reflect the 1-for-15 reverse stock split effected on April 28, 2023.

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	September 30,
	2022	2023
Assets
Current assets
Cash and cash equivalents	50,901,092	49,149,246
Time deposits	68,000,000	76,741,450
Restricted cash	1,005,827	—
Receivables from related parties	146,708	37,163,181
Trade and other receivables	7,898,103	12,825,182
Other current assets	240,002	198,366
Inventories	5,507,423	8,072,015
Advances and prepayments	172,908	323,381

Total current assets	133,872,063	184,472,821

Non current assets
Operating lease right-of-use assets	—	15,749
Vessels, net	226,351,081	183,418,145
Restricted cash	5,600,000	—
Investment in related party	—	12,848,500

Total non current assets	231,951,081	196,282,394

Total assets	365,823,144	380,755,215

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,115,462	8,896,122
Payable to related parties	3,016,438	6,034,553
Accrued liabilities	1,982,306	2,854,781
Operating lease liabilities	—	15,749
Deferred income	1,089,959	146,884
Current portion of long-term debt	10,176,538	—

Total current liabilities	24,380,703	17,948,089

Non current liabilities
Long-term debt	59,787,923	—

Total non current liabilities	59,787,923	—

Total liabilities	84,168,626	17,948,089

Commitments and contingencies
Mezzanine equity
Preferred stock, Series C	—	10,000,000

Total Mezzanine equity	—	10,000,000

Stockholders’ equity
Capital stock	129,724	255,679
Preferred stock, Series A	7,959	7,959
Preferred stock, Series B	160	160
Treasury stock	—	(220,571)
Additional paid-in capital	252,912,550	261,157,744
Retained earnings	28,604,125	91,606,155

Total stockholders’ equity	281,654,518	352,807,126

Total liabilities, mezzanine equity and stockholders’ equity	365,823,144	380,755,215

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Nine Month Periods Ended September 30,
	2022	2023
Cash flows from operating activities
Net income for the period	15,754,967	64,670,059
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,309,572	12,144,043
Amortization of deferred finance charges	39,589	474,039
Amortization of operating lease right-of-use assets	—	46,859
Share based compensation	—	1,682,448
Impairment loss	—	8,996,023
Net gain on sale of vessel - related party	—	(8,182,777)
Dividends income from related party	—	(212,500)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(3,300,366)	(5,804,281)
Other current assets	(336,049)	41,636
Inventories	(6,876,162)	(2,689,405)
Changes in operating lease liabilities	(304,589)	(46,859)
Advances and prepayments		(343,434)
Increase/(decrease) in
Trade accounts payable	4,810,104	1,191,399
Balances with related parties	1,164,908	1,360,652
Accrued liabilities	1,068,377	1,230,122
Deferred income	1,697,180	(827,135)

Net cash provided by operating activities	22,027,531	73,730,889

Cash flows from investing activities
Proceeds from sale of vessel, net	—	3,865,890
Acquisition and improvement of vessels	(99,772,170)	(27,684,795)
Increase in bank time deposits	(30,000,000)	(138,646,650)
Maturity of bank time deposits	(571,233)	129,905,200

Net cash used in investing activities	(130,343,403)	(32,560,355)

Cash flows from financing activities
Proceeds from equity offering	167,572,514	27,950,586
Stock issuance costs	(10,916,611)	(303,933)
Stock repurchase	—	(220,571)
Dividends paid on preferred shares	(1,305,737)	(1,515,789)
Customer deposits paid	(368,000)	—
Deferred finance charges paid	(127,500)	—
Loan repayments	(2,402,000)	(70,438,500)
Proceeds from long-term debt	17,000,000	—
Cash retained by C3 is Inc. at spin off	—	(5,000,000)

Net cash provided by/(used in) financing activities	169,452,666	(49,528,207)

Net increase/(decrease) in cash, cash equivalents and restricted cash	61,136,794	(8,357,673)
Cash, cash equivalents and restricted cash at beginning of year	6,341,059	57,506,919

Cash, cash equivalents and restricted cash at end of period	67,477,853	49,149,246

Cash breakdown
Cash and cash equivalents	62,435,080	49,149,246
Restricted cash, current	1,942,773	—
Restricted cash, non current	3,100,000	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	67,477,853	49,149,246

Supplemental Cash Flow Information:
Interest paid	—	1,735,054
Non cash investing activity – Vessel improvements included in liabilities	—	405,448
Non cash investing activity – Dividend income from related party included in Investment in related party	—	212,500
Non cash financing activity – Dividends on Preferred Shares Series C included in Balances with related parties	—	152,240
Distribution of net assets of C3 is Inc. to shareholders and warrantholders	—	20,957,952